UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ignyta, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

451731103

(CUSIP Number)

Beat Kraehenmann

Roche Holding Ltd

Grenzacherstrasse 124

CH-4070 Basel, Switzerland

Telephone: +41-61-688-1111

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

Sharon R. Flanagan

Jennifer F. Fitchen

Sidley Austin LLP

555 California St

San Francisco, California 94104

(415) 772-1200

December 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Holding Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,324,235(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,324,235(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,324,235(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of such Shares (as defined below) is being reported hereunder solely because Parent (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	See Item 5 of this Schedule 13D.
(3)	See notes (1) and (2).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Finance Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,324,235(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,324,235(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,324,235(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of such Shares (as defined below) is being reported hereunder solely because Parent (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	See Item 5 of this Schedule 13D.
(3)	See notes (1) and (2).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Holdings, Inc. 51-0304944
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,324,235(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,324,235(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,324,235(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of such Shares (as defined below) is being reported hereunder solely because Parent (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	See Item 5 of this Schedule 13D.
(3)	See notes (1) and (2).

1	Names of Reporting Persons. Abingdon Acquisition Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,324,235(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,324,235(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,324,235(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of such Shares (as defined below) is being reported hereunder solely because Parent (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	See Item 5 of this Schedule 13D.
(3)	See notes (1) and (2).

Item 1.	Security and Company

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Shares”), of Ignyta, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4545 Towne Centre Court, San Diego, California 92121.

Item 2.	Identity and Background

(a)–(c) and (f) This statement is filed jointly by Roche Holding Ltd, a Swiss company (“Parent”), Roche Finance Ltd, a Swiss company and a wholly owned subsidiary of Parent (“Finance”), Roche Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Finance (“Holdings”) and Abingdon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub” and, together with Parent, Finance and Holdings, the “Roche Entities”).

Headquartered in Basel, Switzerland, Parent is the holding company of the Roche Group, which is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. The Roche Group is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. The Roche Group is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. The Roche Group’s personalized healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, the Roche Group has been making important contributions to global health for more than a century. Thirty medicines developed by the Roche Group are included in the World Health Organisation Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy. The address of the principal office of Parent is Grenzacherstrasse 124 4002 Basel, Switzerland.

Finance is a holding company participating in various subsidiaries of Parent. The address of the principal office of Finance is Grenzacherstrasse 122, 4002 Basel, Switzerland.

Holdings was organized in Delaware in 1987 to act as a holding company for substantially all of Parent’s United States operations. The address of the principal office of Holdings is Tax Department, 1 DNA Way, Bldg. 82, MS24, South San Francisco, CA 94080.

Merger Sub was organized in Delaware on December 20, 2017, with principal executive offices at Tax Department, 1 DNA Way, Bldg. 82, MS24, South San Francisco, CA 94080. To date, Merger Sub has engaged in no activities other than those incidental to its formation and the Offer as described in Item 4.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Roche Entities are set forth on Schedules A to D attached hereto, and are incorporated herein by reference.

The Roche Entities understand that certain shareholders of Parent are party to a shareholder pooling agreement with respect to a significant portion of (but not a majority of) the issued shares of Parent.

(d) During the last five years, neither any of the Roche Entities nor, to the knowledge of any of the Roche Entities, any of the persons set forth on Schedules A to D attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither any of the Roche Entities nor, to the knowledge of any of the Roche Entities, any of the persons set forth on Schedules A to D attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into among Holdings, Merger Sub and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Tender and Support Agreements as an inducement to Holdings’ and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Neither Holdings nor Merger Sub paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)–(b) On December 21, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Holdings and Merger Sub, pursuant to which, and on the terms and subject to the conditions thereof, among other things, Merger Sub will commence a tender offer (“Offer”) on January 10, 2018, or as promptly thereafter as practicable, but in no event later than January 16, 2018, to acquire all of the outstanding Shares of common stock of the Company at a purchase price of $27.00 per Share, net to the seller in cash, without interest (the “Offer Price”). Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Holdings (the “Surviving Corporation”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any stockholder approvals (the “Merger”).

In order to induce Holdings and Merger Sub to enter into the Merger Agreement, the Supporting Stockholders entered into Tender and Support Agreements with Holdings and Merger Sub, each dated as of December 21, 2017 (the “Tender and Support Agreements”), pursuant to which each Supporting Stockholder agreed, among other things, to tender any and all Shares of which such Supporting Stockholder is the record owner or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of the Tender and Support Agreements and prior to the termination of the Tender and Support Agreements in accordance with their terms, as described below, as promptly as practicable after, but in no event later than 10 business days after, the commencement (within the meaning of Rule 14d-2 promulgated under the Exchange Act) of the Offer (or, if later, the date of delivery of the letter of transmittal with respect to the Offer).

The Tender and Support Agreements further provide that each Support Stockholder, during the time the Tender and Support Agreement are in effect, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, such Supporting Stockholder shall, in each case to the fullest extent that such Supporting Stockholder’s Shares are entitled to vote thereon: (a) cause all such Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted) all of its Shares (i) against any change in the board of directors of the Company, (ii) against any Acquisition Transaction (as defined in the Merger Agreement) and (iii) against any other action that is intended or would reasonably be expected to impede or interfere with the Offer, the Merger or other transactions contemplated by the Merger Agreement.

The Tender and Support Agreements automatically terminate upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, (c) the date of any modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form, delays the timing of payment of, impose conditions or requirements of (which are inconsistent with the Merger Agreement) or otherwise adversely affects the consideration payable to such Supporting Stockholder pursuant to the Merger Agreement as in effect on the date hereof, and (d) the mutual written consent of such Stockholder, Merger Sub and Holdings.

(c) Not applicable.

(d) The Merger Agreement provides that, should the Offer conditions be satisfied and the Merger be consummated, that the officers and directors of Merger Sub immediately prior to the consummation of the Merger shall be the directors and officers of Surviving Corporation until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.

(e) If Merger Sub and Holdings acquire control of the Company, they currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company. The Merger Agreement prohibits the Company from declaring any dividends in respect of any Shares from the date of the Merger Agreement until the date of the Merger or until the Merger Agreement is terminated in accordance with its terms.

(f) Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Holdings.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the certificate of incorporation of the Company will be amended to read in its entirety as the certificate of incorporation of Merger Sub, the bylaws of the Company will be amended to read in their entirety as the bylaws of Merger Sub, and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until amended in accordance with applicable legal requirements. The Merger Agreement contains provisions that limit the ability of the Company to engage in a transaction that would result in a change in control of the Company (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h) Upon consummation of the Merger, the Shares will delist from and no longer be quoted on the Nasdaq Global Market.

(i) Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, the Roche Entities currently have no plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)–(i) of this Schedule 13D (although the Roche Entities reserve the right to develop such plans).

The description contained in this Item 4 of the Merger Agreement, the transactions contemplated by the Merger Agreement and the Tender and Support Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the Form of Tender and Support Agreement, the terms of each of which are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, of this Schedule 13D. Except as set forth in this Schedule 13D, the Merger Agreement and the Tender and Support Agreements, none of the Roche Entities has and, to the best of the Roche Entities’ knowledge, none of the individuals named in Schedules A-D hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company

(a)–(b) By virtue of the Tender and Support Agreements, the Roche Entities may be deemed to be beneficial owners of 4,324,235 Shares, representing 6.4% of the outstanding Shares. The Roche Entities, however, hereby disclaim beneficial ownership of such shares and this statement shall not be construed as an admission that any Roche Entity or Merger Sub is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Shares effected by the Roche Entities, or, to the best of the Roche Entities’ knowledge, any person or entity identified on Schedules A-D hereto, during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Other than as described in Items 3, 4 and 5, to the knowledge of the Roche Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

99.1	Agreement and Plan of Merger, dated as of December 21, 2017, among the Company, Roche Holdings, Inc. and Abingdon Acquisition Corp.

99.2	Form of Tender and Support Agreement, dated as of December 21, 2017, by and between Roche Holdings, Inc., Abingdon Acquisition Corp. and each of the individuals or entities listed on the signature page thereto.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 2, 2018

ROCHE HOLDING LTD

By:	/s/ Dr. Beat Kraehenmann
Name: Dr. Beat Kraehenmann
Title: Authorized Signatory

By:	/s/ Peter Eisenring
Name: Peter Eisenring
Title: Authorized Signatory

SCHEDULE A

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING SHAREHOLDERS OF ROCHE HOLDING LTD

The name, country of citizenship and current principal occupation of each director and executive officer of Roche Holding Ltd are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the Roche Group. The business address of each director and executive officer is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship

Dr. Christoph Franz*	Dr. Franz is Chairman of the Board.	Germany and Switzerland

André Hoffmann*†	Mr. Hoffmann is Non-Executive Vice-President.	Switzerland

Dr. Andreas Oeri*†	Dr. Oeri is an orthopaedic surgeon.	Switzerland

Prof. Sir John Irving Bell*	Prof. Sir John Bell is the Regius Professor at the University of Oxford. Wellington Square, Oxford OX1 2JD, UK	United Kingdom and Canada

Julie Brown	Chief Operating and Financial Officer, Burberry Group plc, UK	United Kingdom

Paul Bulcke*	Mr. Bulcke is Chairman of the Board of Nestlé S.A.. Avenue Nestlé 55, CH-1800 Vevey, Switzerland	Belgium and Switzerland

Anita Hauser	Bucher Industries AG, Zürich, Switzerland Vice-Chairwoman	Switzerland

Prof. Dr. Richard P. Lifton	New York Genome Center, Board of Directors, New York City, New York, USA	USA

Bernard Poussot	Mr. Poussot is a retiree.	France and USA

Dr. Severin Schwan*	Dr. Schwan is Chief Executive Officer of the Roche Group.	Austria and Germany

Claudia Suessmuth Dyckerhoff	Senior External Advisor to McKinsey & Company	Germany

Peter R. Voser*	Mr. Voser is a retiree.	Switzerland

Daniel O’Day	Mr. O’Day serves as CEO Roche Pharmaceuticals.	USA

Roland Diggelmann	Mr. Diggelmann serves as CEO Roche Diagnostics.	Switzerland

Dr. Alan Hippe	Dr. Hippe is Chief Financial Officer and Chief Information Officer.	Germany

Cristina A. Wilbur	Ms. Wilbur is Head of Group Human Resources.	USA

Dr. Gottlieb A. Keller	Dr. Keller is General Counsel.	Switzerland

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship

Dr. Michael D. Varney	Dr. Varney is Head of Genentech Research and Early Development (pRED).	USA

Prof Dr. John C. Reed	Prof. Dr. Reed is Head of Roche Pharma Research and Early Development.	USA

Dr. Sophie Kornowski-Bonnet	Dr. Kornowski-Bonnet is Head of Roche Partnering.	France

Osamu Nagayama	Mr. Nagayama is Chairman of the Board of Directors, President and Chief Executive Officer of Chugai Pharmaceutical Co., Ltd.	Japan

Dr. Stephan Feldhaus	Dr. Feldhaus is Head of Group Communications.	Germany

Vera Michalski-Hoffmann†	Ms. Michalski-Hoffmann is Head of Libella SA, a publishing group. Libella SA, 7 Rue des Canettes, 75006 Paris, France	Switzerland

Anne-Marie (Maja) Hoffmann†	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation. Im Hausacher 35, CH-3706 Feldmeilen, Switzerland	Switzerland

Sabine Duschmalé-Oeri†	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland

Catherine Oeri Kessler†	Ms. Oeri is a therapist.	Switzerland

Dr. Jörg Duschmalé†	Mr. Duschmalé is a Doctor in Chemistry, currently pursuing postgraduate education.	Switzerland

Lukas Duschmalé†	Mr. Duschmalé is currently a full-time student.	Switzerland

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE FINANCE LTD

The name, country of citizenship and current principal occupation of each director and executive officer of Roche Finance Ltd are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the Roche Group. The business address of each director and executive officer is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship

Dr. Severin Schwan*	Dr. Schwan is Chief Executive Officer of the Roche Group.	Austria and Germany

Dr. Alan Hippe*	Dr. Hippe is Chief Financial Officer and Chief Information Officer.	Germany

Dr. Gottlieb A. Keller*	Dr. Keller is General Counsel.	Switzerland

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE HOLDINGS, INC.

The name, country of citizenship and current principal occupation of each director and executive officer of Roche Holdings, Inc. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Holdings. The business address of each director and executive officer is Tax Department, 1 DNA Way, Bldg. 82, MS24, South San Francisco, CA 94080. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship

Dr. Severin Schwan*	Dr. Schwan is Chief Executive Officer of the Roche Group.	Austria and Germany

Dr. Alan Hippe*	Dr. Hippe is Chief Financial and IT Officer.	Germany

Roger Brown*	Mr. Brown is Vice President, Tax and Assistant Secretary of Roche Holdings, Inc.	USA

Sean A. Johnston*	Mr. Johnston is Senior Vice President and General Counsel of Genentech, Inc.	USA

David P. McDede*	Mr. McDede is Vice President and Treasurer of Hoffman La-Roche Inc.	USA

Bruce Resnick*	Mr. Resnick is Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel for Roche Holdings, Inc.	USA

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF ABINGDON ACQUISITION CORP.

The name, country of citizenship and current principal occupation of each director and executive officer of Abingdon Acquisition Corp. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Holdings. The business address of each director and executive officer is Tax Department, 1 DNA Way, Bldg. 82, MS24, South San Francisco, CA 94080. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship

Sean A. Johnston*	Mr. Johnston is Senior Vice President and General Counsel of Genentech, Inc.	USA

Bruce Resnick*	Mr. Resnick is Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel.	USA